SECUR 12010995 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DECOSIMO CORPORATE FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TALLAN FINANCIAL CENTER AT TWO UNION SQUARE, SUITE 902
(No. and Street)

CHATTANOOGA (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. THOMAS DECOSIMO (423) 756-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARTO, HOSS AND COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5751 UPTAIN ROAD, SUITE 100 (Address) CHATTANOOGA (City) TN (State) 37411-4077 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. THOMAS DECOSIMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DECOSIMO CORPORATE FINANCE, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA RICHIE LEE STATE OF TENNESSEE NOTARY PUBLIC COUNTY

[signature]
Signature

MANAGING MEMBER
Title

[signature]
Notary Public 3-30-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECOSIMO CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2011

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 22 2012

Washington, DC
125

DECOSIMO CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2011

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

DECOSIMO CORPORATE FINANCE, LLC

For the period from 01-01-11 to 12-31-11

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0
A. Increases	0
B. Decreases	0
4. Balance, end of period (From item 3520)	$ 0

SEC
Mail Processing
Section
FEB 22 2012
Washington, DC
125

DECOSIMO CORPORATE FINANCE, LLC
TABLE OF CONTENTS
Year Ended December 31, 2011

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Decosimo Corporate Finance, LLC
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Decosimo Corporate Finance, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decosimo Corporate Finance, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Barto, Hoss & Company, P.C.

January 20, 2012

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and Cash Equivalents	$ 75,601
Computer Equipment, at cost, less accumulated depreciation of $ 2,500	500
Other Assets	42
Total Assets	$ 76,143

LIABILITIES AND MEMBERS' EQUITY

Accrued Expenses	$ 2,929
Total Liabilities	2,929
Members' Equity	73,214
Total Liabilities and Members' Equity	$ 76,143

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Revenues	
Investment banking	$ 151,659
Expenses	
Advertising and promotion	$ 5,701
Accounting and auditing fees	7,790
Assessment fees	336
Bad Debt	900
Cell phone	660
Computer and internet expenses	2,333
Consulting	91,500
Depreciation expense	1,000
Dues and subscriptions	490
Education Expense	1,472
Insurance expense	462
Legal expense	154
Licenses – FINRA	4,984
Miscellaneous expense	64
Parking	648
Rent expense	12,485
Equipment rental	1,650
Secretarial reimbursement	15,782
Taxes and licenses	955
Telephone expense	1,950
Travel expense	167
Total Expense	151,483
Income from Operations	176
Other Income	
Interest income	316
Total Other Income	316
Net Income	$ 492

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2011

	J.T. Decosimo	D.M. Costello	B.A. McDade	Total
Members' Equity, January 1, 2011	$ 54,026	$ 7,132	$ 11,564	$ 72,722
Contributions	–	–	–	–
Distributions	–	–	–	–
Net income (loss)	388	55	49	492
Members' Equity, December 31, 2011	$ 54,414	$ 7,187	$ 11,613	$ 73,214

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

Cash Flows From Operating Activities	
Net income	$ 492
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	
Depreciation	1,000
Bad debt	900
(Increase) decrease in other assets	406
Net cash provided by (used in) operations	2,798
Increase (Decrease) in Cash and Cash Equivalents	2,798
Cash and Cash Equivalents at Beginning of Year	72,803
Cash and Cash Equivalents at End of Year	$ 75,601

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 1. Form of Organization and Principal Business Activity

Company Decosimo Corporate Finance, LLC is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC).

Note 2. Summary of Significant Accounting Policies

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $ 5,701 for the year ended December 31, 2011.

Property and Equipment Computer equipment and software are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets.

Income Taxes The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2009, 2010, and 2011 are subject to audit by relevant state and federal taxing authorities.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Concentration of Risk The Company received substantially all of its revenue during 2011 from five customers. The Company is project based and does not have a recurring source of revenue.

Note 3. Related Party Transactions

The Company reimburses a company where the two managing members are principals for secretarial, consulting, analyst and other services. The company also leases office space to the Company under a sublease on a month to month basis. Rent expense for 2011 totaled $ 12,485. The Company owed this related party $ 2,782 as of December 31, 2011.

Note 4. Contingency

In December of 2009 the Company successfully represented a client in the sale of their business. Part of the consideration paid to the client was a $ 4.75 million 10% subordinated note from the acquirer with only interest paid quarterly and the entire balance due in December 2015. As part of the fee arrangement between the client and the Company, as documented in the engagement letter, the Company is entitled to 10% of whatever funds the client is paid from the acquirer. The Company recognizes the income as it is received. There is no receivable recorded on the statement of financial position.

Note 5. Date of Management Review

For the year ended December 31, 2011, the Company has evaluated subsequent events for potential recognition and disclosure through January 20, 2012, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1) FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Decosimo Corporate Finance, LLC
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedule of Decosimo Corporate Finance, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barto, Hoss & Company, P.C.

January 20, 2012

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Decosimo Corporate Finance, LLC
Tallan Financial Center
At Two Union Square, Suite 902
Chattanooga, TN 37402

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Decosimo Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Decosimo Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Decosimo Corporate Finance, LLC's management is responsible for the Decosimo Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency for the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check stubs; noted no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting schedules and work papers noting no adjustments on Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Barto, Hoss & Company, P.C.

January 20, 2012

DECOSIMO CORPORATE FINANCE, LLC

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

DECOSIMO CORPORATE FINANCE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net Capital		$ 73,214
Stockholders' equity allowable for net capital		
Other (deductions) or allowable credits:		
Deductions and/or charges:		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	500	
Other assets	142	642
Net capital before haircuts on securities positions		72,572
Haircuts on securities:		
Trading and investment securities		–
Net Capital		$ 72,572
Aggregate Indebtedness		$ 2,929
Computation of Basic Net Capital Requirement		
Minimum net capital		$ 195
Minimum dollar net capital requirement		$ 2,929
Excess net capital		$ 69,643
Excess net capital at 1,000 percent		$ 72,279
Percentage of aggregate indebtedness to net capital		4.04 %
Percentage of debt to equity		4.00 %

There is no material difference from the Company's computation of Net Capital, aggregate indebtedness, and basic net capital requirement.

See auditor's report.

SCHEDULE II

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068111 FINRA DEC
DECOSIMO CORPORATE FINANCE LLC 17*17
TALLAN FINANCIAL CENTER
2 UNION SQ STE 902
CHATTANOOGA TN 37402-2520

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 378

B. Less payment made with SIPC-6 filed (exclude interest) (190)

7/22/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 188

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 188

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 188

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DECOSIMO CORPORATE FINANCE, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of January, 2012

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 151,075
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	—
2d. SIPC Net Operating Revenues	$ 151,075
2e. General Assessment @ .0025	$ 378
	(to page 1, line 2.A.)